
SEC MAIL PROCESSING
RECEIVED
JUN 28 2005
WASH, D.C.
209
SECTION

SECURIT  ON

05042642

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 51841

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 05/01/04 (MM/DD/YY) AND ENDING 04/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RSM EquiCo Capital Markets LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

575 Anton Blvd. 11th Floor
(No. and Street)

Costa Mesa (City) CA (State) 92626 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Margaret A. Thurmond 714-850-8300
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

355 South Grand Avenue, Suite 2000 (Address) Los Angeles (City) CA (State) 90071-1568 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUL 20 2005
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____Margaret A. Thurmond____, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _______RSM EquiCo Capital Markets LLC____, as of ____April 30,____________________________________, 2005______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_______None____



S. MORA
Commission # 1517030
Notary Public - California
Orange County
My Comm. Expires Oct 1, 2008

Signature

______Chief Financial Officer________________
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



RSM EQUICO CAPITAL MARKETS LLC

(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)
(SEC Identification Number 8-51841)

Financial Statements and Supplementary Information

April 30, 2005

(With Independent Auditors' Report Thereon and
Supplemental Report on Internal Control)

Filed in accordance with Rule 17a-5(e)(3) as a PUBLIC DOCUMENT



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report

The Member
RSM EquiCo Capital Markets LLC:

We have audited the accompanying statement of financial condition of RSM EquiCo Capital Markets LLC (the Company), an indirect, wholly owned subsidiary of H&R Block, Inc., as of April 30, 2005 and the related statements of income, changes in member's capital, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of RSM EquiCo Capital Markets LLC as of April 30, 2005 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

KPMG LLP

June 10, 2005

RSM EQUICO CAPITAL MARKETS LLC
(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

Statement of Financial Condition

April 30, 2005

Assets		
Cash and cash equivalents	$	4,273,709
Accounts receivable		25,000
Prepaid expenses		114,647
Total assets	$	4,413,356
Liabilities and Member's Capital		
Deferred revenue	$	176,081
Due to parent company (note 2)		475,383
Accrued payables		23,281
Total liabilities		674,745
Commitments and contingencies (note 3)		
Member's capital		3,738,611
Total liabilities and member's capital	$	4,413,356

See accompanying notes to financial statements.

RSM EQUICO CAPITAL MARKETS LLC
(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

Statement of Income

Year ended April 30, 2005

Revenues:		
Advisory fees	$	15,428,359
Interest income		9,616
		15,437,975
Expenses:		
General and administrative expenses allocated by parent company (note 2)		8,517,849
Employee commissions and bonuses		5,077,364
Regulatory fees		185,814
Other		42,310
		13,823,337
Income before income taxes (note 1(e))		1,614,638
Income taxes		678,501
Net income	$	936,137

See accompanying notes to financial statements.

RSM EQUICO CAPITAL MARKETS LLC
(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

Statement of Changes in Member's Capital

Year ended April 30, 2005

Balance at April 30, 2004	$	2,123,973
Contributions by parent company (note 1(e))		678,501
Net income		936,137
Balance at April 30, 2005	$	3,738,611

See accompanying notes to financial statements.

RSM EQUICO CAPITAL MARKETS LLC
(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

Statement of Cash Flows

Year ended April 30, 2005

Cash flows from operating activities:		
Net income	$	936,137
Settlement of tax liability with parent company by capital contribution		678,501
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
Accounts receivable		(25,000)
Prepaid expenses		(16,326)
Employee commissions and bonuses payable		(259,354)
Deferred revenue		(29,660)
Due to parent company		(265,740)
Accrued payables		23,281
Net cash provided by operating activities/net increase in cash and cash equivalents		1,041,839
Cash and cash equivalents, beginning of year		3,231,870
Cash and cash equivalents, end of year	$	4,273,709

See accompanying notes to financial statements.

RSM EQUICO CAPITAL MARKETS LLC
(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

Notes to Financial Statements

April 30, 2005

(1) Organization and Summary of Significant Accounting Policies

(a) Organization

RSM EquiCo Capital Markets LLC (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the National Association of Securities Dealers (NASD). RSM EquiCo Capital Markets LLC, a limited liability company, is a wholly owned subsidiary of RSM EquiCo, Inc. (the Parent or Member), which is wholly owned by H&R Block, Inc. The Company was organized under the laws of the state of Delaware on May 10, 1999 and admitted to the state of California as a foreign corporation on May 20, 1999.

The Company, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the Company is exempt from provisions of Rule 15c3-3 of the SEC.

The Company engages in advisory services related to merger and acquisition activities of both private and public companies. Advisory services related to merger and acquisition activities include private placement of securities exempt from registration, private resale of securities exempt from registration, and merger and acquisition advisement. The Company also provides advisory services on other financing arrangements, including private placement of debt and equity securities. The Company must operate pursuant to the provisions of the Customer Protection Rule, SEC Rule 15c3-1(a)(2)(i), which provides that the Company will not receive or hold customers' funds or securities in connection with its activities as a broker-dealer.

The Parent conducts educational seminars on valuation techniques and other matters related to selling companies. The Parent also performs valuation services. The Parent is not authorized to engage in broker-dealer activities.

The Company is dependent on the business activities of the Parent to generate referrals to the Company and to absorb expenses of the Company. The Parent has committed to fund shortfalls, if any, from the Company's operations, as well as maintain required capital levels of the Company, over at least the next 12 months.

Distributions shall be made to the Member at the time and in aggregate amounts determined by the Member.

(b) Cash and Cash Equivalents

Cash and cash equivalents, which consist of cash in a bank and a money market account available upon demand, also may include highly liquid short-term investments having an original maturity of three months or less.

(c) Advisory Fees and Deferred Revenue

Fees related to mergers and acquisitions activities are recognized as earned upon completion of the transaction. Fees related to services on other financing arrangements are recognized as earned ratably over the term of their respective contracts and any unearned portion of such fees that have been received is reported as deferred revenue.

(d) ***Prepaid Expenses***

Prepaid expenses consist of licensing and registration fees paid in advance, and are amortized ratably over the applicable license or registration period.

(e) ***Income Taxes***

The Company is a single member limited liability company, which is treated as a disregarded entity for federal income tax purposes. As a result, the Company is effectively treated as a division of the Parent for federal income tax purposes. For the year ended April 30, 2005, the Company has provided for income taxes as if it were a stand-alone taxpayer. However, because the Company is not required to settle any tax liability, benefit, or credit resulting from its separate tax position with the Parent, all tax liabilities or assets accrued by the Company are deemed settled by way of a capital contribution or dividend distribution by or to the Parent. For the year ended April 30, 2005, the Company recorded a capital contribution from the Parent in the amount of $678,501 related to the current year tax liability. Any deferred tax assets or liabilities are recorded in the accounts of the Parent or H&R Block, Inc.

(f) ***Use of Estimates***

The preparation of the accompanying financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

(2) Related Party Transactions

On July 11, 2003, the Securities and Exchange Commission Division of Market Regulation issued a letter to clarify its position under SEC Rules 15c3-1, 17a-3, 17a-4, and 17a-5 regarding the treatment of broker-dealer expenses and liabilities. The letter addressed situations in which an affiliated party has agreed to pay expenses related to the business of the broker-dealer and required that the broker-dealer either record the expenses borne by the affiliate or adjust its net capital to reflect these expenses.

Some of the Company's registered principals and employees are also officers and employees of the Parent. Other than employee commissions and bonuses, salaries and benefits of the registered principals and employees are paid by the Parent. In addition, the Company and the Parent have an agreement which provides that the Parent will pay for all overhead expenses, including rent and utilities, of the Company. The Company elected to record and reimburse its allocated portion of expenses paid by the Parent. For the year ended April 30, 2005, the Company's allocated portion of administrative expenses of $8,517,849 is included in the accompanying statement of income. The Company reimbursed the Parent for $8,042,466 of such expenses, and the remaining balance of $475,383 is included as due to Parent in the accompanying statement of financial condition as of April 30, 2005.

(Continued)

(3) Net Capital Requirements

The Company is subject to Rule 15c3-1 of the Securities Exchange Act of 1934 (the Rule). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both of which are defined terms, shall not exceed 15-to-1. The Company is required to maintain a minimum net capital of not less than $5,000 or 6-2/3% of aggregate indebtedness, whichever is greater, pursuant to the Rule. At April 30, 2005, the Company had net capital for regulatory purposes of $3,598,964, which was $3,553,981 in excess of its required net capital of $44,983. The Company's ratio of aggregate indebtedness to net capital was 0.19-to-1 at April 30, 2005.

Schedule 1

RSM EQUICO CAPITAL MARKETS LLC
(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

Computation of Net Capital
Under Rule 15c3-1 of the Securities and Exchange Commission

April 30, 2005

Member's capital	$	3,738,611
Less nonallowable assets:		
Prepaid expenses		114,647
Accounts receivable		25,000
Net capital		3,598,964
Net capital requirement:		
Greater of 6-2/3% of aggregate indebtedness or $5,000		44,983
Net capital in excess of requirement	$	3,553,981
Aggregate indebtedness	$	674,745
Ratio of aggregate indebtedness to net capital		0.19

Note: The computation of net capital under Rule 15c3-1 as of April 30, 2005, computed by the Company in its Form X-17a-5, Part IIA filed with NASD Regulation, Inc. on May 16, 2005, differs from the above computation, which is based upon the accompanying audited financial statements as follows:

		As reported in Part IIA of Form X-17A-5	**Difference (1)**	**As reported herein**
Net capital	$	3,658,964	(60,000)	3,598,964
Aggregate indebtedness		639,745	35,000	674,745
Ratio of aggregate indebtedness to net capital		0.17:1	—	0.19:1

(1) Due to audit fee expense allocated from Parent, ($35,000) and classification of accounts receivable as a nonallowance asset ($25,000).

See accompanying independent auditors' report.

Schedule 2

RSM EQUICO CAPITAL MARKETS LLC
(An Indirect, Wholly Owned Subsidiary of H&R Block, Inc.)

Computation of Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

April 30, 2005

Exemption is claimed under paragraph(k)(2)(i) of Rule 15c3-3.

See accompanying independent auditors' report.



KPMG LLP
Suite 2000
355 South Grand Avenue
Los Angeles, CA 90071-1568

Independent Auditors' Report on the Internal Control Structure Required by SEC Rule 17a-5

The Member
RSM EquiCo Capital Markets LLC:

In planning and performing our audit of the financial statements and supplemental schedules of RSM EquiCo Capital Markets LLC (the Company), an indirect, wholly owned subsidiary of H&R Block, for the year ended April 30, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provision of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the board of governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at April 30, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the member of the Company, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

June 10, 2005